UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MAP Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56509R108
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	Page 2 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros BioPharmaceutical Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 56509R108	Page 3 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 4 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus BioTech Fund Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 5 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM Participation, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 56509R108	Page 6 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM AH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 7 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseuspur, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 8 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Frank H. Pearl (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 56509R108	Page 9 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON George Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* IA

CUSIP No. 56509R108	Page 10 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Robert Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* IA

CUSIP No. 56509R108	Page 11 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Johnathan Allan Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* IA

CUSIP No. 56509R108	Page 12 of 29 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Soros Fund Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 4,076,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,076,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,076,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%

12	TYPE OF REPORTING PERSON* OO; IA

CUSIP No. 56509R108	Page 13 of 29 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer MAP Pharmaceuticals, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 2400 Bayshore Parkway, Suite 200 Mountain View, CA 94043

Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
		(i)	Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (“Perseus-Soros”);
		(ii)	Perseus-Soros Partners, LLC, a Delaware limited liability company (“PSP GP” and general partner of Perseus-Soros);
		(iii)	Perseus BioTech Fund Partners, LLC, a Delaware limited liability company (“PBFP Partners” and managing member of PSP GP);
		(iv)	SFM Participation, L.P., a Delaware limited partnership (“SFM Participation” and managing member of PSP GP);
		(v)	SFM AH LLC, a Delaware limited liability company (“SFM AH” and general partner of SFM Participation);
		(vi)	Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur” and managing member of PBFP Partners);
		(vii)	Mr. Frank H. Pearl (“Mr. Pearl” and managing member of Perseuspur);
		(viii)	Mr. George Soros (“Mr. George Soros” and Chairman of SFM LLC);
		(ix)	Mr. Robert Soros (“Mr. Robert Soros” and Deputy Chairman of SFM LLC);
		(x)	Mr. Jonathan Allan Soros (“Mr. Jonathan Allan Soros” and President and Deputy Chairman of SFM LLC); and
		(xi)	Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC” and the sole managing member of SFM AH).

CUSIP No. 56509R108	Page 14 of 29 Pages

SCHEDULE 13G

(b)

Address of Principal Business Office

The address of the principal business offices of (i) Perseus-Soros and (ii) PSP GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC, (iv) Mr. George Soros, (v) Mr. Robert Soros and (vi) Mr. Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

(c)	Citizenship
	(i)	Perseus-Soros – a Delaware limited partnership
	(ii)	PSP GP – a Delaware limited liability company
	(iii)	PBFP Partners – a Delaware limited liability company
	(iv)	SFM Participation – a Delaware limited partnership
	(v)	SFM AH – a Delaware limited liability company
	(iv)	Perseuspur – Delaware limited liability company
	(vii)	Mr. Pearl – United States
	(viii)	Mr. George Soros – United States
	(ix)	Mr. Robert Soros – United States
	(x)	Mr. Jonathan Soros – United States
	(xi)	SFM LLC – a Delaware limited liability company
(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)

CUSIP No. 56509R108	Page 15 of 29 Pages

SCHEDULE 13G

(e)

CUSIP Number

56509R108

Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros assume no responsibility for such information.

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).
Item 4.	Ownership.
(a) Amount Beneficially Owned: Each of the Reporting Persons may be deemed to beneficially own 4,076,169 Shares.
(b)

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 20,228,361 Shares outstanding as of November  15, 2007, each of the Reporting Persons may be deemed to beneficially own approximately 20.2% of the outstanding Shares.

(c)

Number of Shares as to Which Such Person Has:

(i) Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 4,076,169 Shares beneficially owned by Perseus-Soros.

(ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons other than Perseus-Soros and PSP GP may be deemed to share the power to direct the voting and disposition of 4,076,169 Shares beneficially owned by Perseus-Soros.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.

Ownership of More than Five Percent on Behalf of Another Person

The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

CUSIP No. 56509R108	Page 16 of 29 Pages

SCHEDULE 13G

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.	Certification Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. N07045102	Page 17 of 29 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2008

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
By:	Perseus-Soros Partners, LLC General Partner
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 18 of 29 Pages

SCHEDULE 13G

PERSEUS-SOROS PARTNERS, LLC
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUS BIOTECH FUND PARTNERS, LLC
By:	Perseuspur, L.L.C. Managing Member
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 19 of 29 Pages

SCHEDULE 13G

SFM PARTICIPATION, L.P.
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

SFM AH LLC
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUSPUR, L.L.C.
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 20 of 29 Pages

SCHEDULE 13G

MR. FRANK H. PEARL
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

MR. GEORGE SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. ROBERT SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 21 of 29 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2.	Power of Attorney, dated June 16, 2005 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-In-Fact for George Soros.
Exhibit 3.	Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Robert Soros.
Exhibit 4.	Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Jonathan Soros.
Exhibit 5.	Power of Attorney, dated December 6, 2007, appointing each of Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl.

CUSIP No. 56509R108	Page 22 of 29 Pages

SCHEDULE 13G

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 14, 2008

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
By:	Perseus-Soros Partners, LLC General Partner
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 23 of 29 Pages

SCHEDULE 13G

PERSEUS-SOROS PARTNERS, LLC
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUS BIOTECH FUND PARTNERS, LLC
By:	Perseuspur, L.L.C. Managing Member
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 24 of 29 Pages

SCHEDULE 13G

SFM PARTICIPATION, L.P.
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

SFM AH LLC
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUSPUR, L.L.C.
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 25 of 29 Pages

SCHEDULE 13G

MR. FRANK H. PEARL
By:	/s/ Teresa Bernstein
Name: Teresa Bernstein Title: Attorney-in-Fact for Mr. Pearl

MR. GEORGE SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. ROBERT SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 26 of 29 Pages

SCHEDULE 13G

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS
/s/ Daniel Eule
Name: Daniel Eule Title: Attorney-in-Fact

CUSIP No. 56509R108	Page 27 of 29 Pages

SCHEDULE 13G

Exhibit 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS
/s/ Jonathan Soros
Jonathan Soros

CUSIP No. 56509R108	Page 28 of 29 Pages

SCHEDULE 13G

Exhibit 4

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October, 2007.

ROBERT SOROS
/s/ Robert Soros
Robert Soros

CUSIP No. 56509R108	Page 29 of 29 Pages

SCHEDULE 13G

Exhibit 5

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, FRANK H. PEARL, hereby make, constitute and appoint each of KENNETH M. SOCHA and TERESA Y. BERNSTEIN, each of them acting singly, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Perseus, L.L.C. (“Perseus”) and each of its affiliates or entities advised by me or Perseus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts, or other investments, and any other documents relating or ancillary thereto, including, but not limited to, all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Commodities Exchange Act and the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of either attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

The Power of Attorney dated as of May 9, 2007 is hereby revoked by me effective as of the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the 6th day of December, 2007.

FRANK H. PEARL
/s/ Frank H. Pearl
Frank H. Pearl